Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

April 6, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Healthcare Acquisition Partners Corp.—Amendment No. 5 to Registration Statement on Form S-1

Ladies/Gentlemen:

We are transmitting for filing Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) of Healthcare Acquisition Partners Corp.

The Registration Statement was initially filed on October 14, 2005, Amendment No. 1 to the Registration Statement was filed on December 8, 2005, Amendment No. 2 to the Registration Statement was filed on January 17, 2006, Amendment No. 3 to the Registration Statement was filed on March 3, 2006 and Amendment No. 4 to the Registration Statement was filed on March 24, 2006. The Amendment No. 5 to the Registration Statement being filed today responds to comments of the Staff contained in a letter dated April 3, 2006. A memorandum containing Healthcare Acquisition Partners Corp.’s specific responses to the Staff’s comments is attached. Also included in this filing is the Form 8-A of Healthcare Acquisition Partners Corp.

Please direct any questions regarding the attached filing to the undersigned at 212-309-6127, or to Howard Kenny at 212-309-6843.

Thank you.

Very truly yours,

/s/ Christopher O. Hathaway

Christopher O. Hathaway

cc:	Healthcare Acquisition Partners Corp.

FTN Midwest Securities Corp.

Sidley Austin LLP

Summary

1.	We partially reissue comment 2 from our letter of March 21, 2006. Please disclose in your prospectus the reasons for allowing the transfer of common stock held by the your stockholders, and any additional shares issued from the reserved treasury shares upon the consent of the company and the underwriter prior to termination of six months after the date of the consummation of a business transaction. We note your response letter identifying motivations for each of the underwriter and company to hold power of consent over the other’s ability to transfer such shares; please disclose the reasons for allowing any transfers prior to the end of the six month post-transaction period. Additionally, please disclose whether, and if so, how, public shareholders will be informed of any change in the ability of the insiders to transfer such shares prior to the end of the six month period after the consummation of a business transaction. We may have further comment.

Response:  The Company has revised the terms of the lock-up agreements to provide that the restrictions on transfer of common stock during the six month post-transaction period may not be waived.

2.	Please clarify that the provisions for 20% redemptions may not be changed.

Response:  The Company has revised the prospectus in response to the Staff’s comment.

3.	Please explain the “certain circumstances” on pages 11 and 40 under which the named individuals will be personally liable to ensure the proceeds of the trust account.

Response:  The Company has revised the prospectus in response to the Staff’s comment.

4.	Since this prospectus will also be used as a market making prospectus, please add back disclosure to the underwriting section discussing the affiliation of the company and FTN Midwest Securities Corp.

Response:  The Company has added specific language to the prospectus in response to the Staff’s comment.

5.	Please add the dealer prospectus delivery obligation to the inside front or outside back cover page.

Response:  The Company has added the specified language to the prospectus in response to the Staff’s comment.

6.	Please revise your legality opinion to indicate the state law upon which it opines, including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws”.

Response:  The legality opinion has been revised in response to the Staff’s comment.

Financial statements

General

7.	Revisions made to the basic financial statements in response to our comments or on a voluntary basis should be disclosed in the notes in accordance with paragraph 37 of APB 20 (as amended). Disclose prominently on the face of the financial statements that they have been restated. Your disclosure should also include the effect of the restatement made to the affected balances on the previously issued financial statements for the periods reported. Please advise your independent accountant to revise their report to refer to restatements made to the audited financial statements and update or dual-date the report as contemplated by Section 561 of the Codification of Statements on Auditing Standards.

Response:  The Company has revised the financial statements in response to the Staff’s comment.

Notes to financial statements

Note 5—Common and preferred stock, F-10

8.	We noted your response to our prior comment 10; however, we do not see where you have provided objective evidence supporting how the discount from $6 to $.22 per share was the best indication of fair value. Generally, the staff will not accept adjustments (i.e. discounts) relating to transferability restrictions, large block factors, avoided underwriters’ fees, or time value discounts, because of the difficulty in measuring those factors objectively. Considering you had a firm commitment price of $6 per unit prior to the issuance of the securities (1,750,001 shares of common stock) to your officers and directors, it would appear a price closer to $6 would be more appropriate. Please revise accordingly.

Response:  The Company has restated its financial statements to value the shares issued to management at $4.82 per share. The Company arrived at this value as follows: Because there was no public market for the shares issued to management, the Company has looked at the trading prices of securities of comparable special purpose acquisition companies (“SPACs”) as of the December 30, 2005 grant date to determine valuation. The Company looked at 19 other SPACs, which like the Company issued units comprised of one share of common stock and two warrants at a $6 per unit initial public offering price. The Company limited its review to those SPACs that had not announced an acquisition as of December 29, 2005, since once a SPAC announces an acquisition, its trading prices reflect the impending acquisition. A table showing the information reviewed by the Company is attached. Based on this review, the Company concluded that the public trading price of the common stock was not an appropriate reference for the following reason. Because the common stock (unlike the warrants, and unlike the shares issued to Company management) is entitled to the trust proceeds, its trading price tends to reflect the value of those proceeds (as the chart indicates). The Company concluded it is more appropriate to use the trading price of the warrants as a reference, and subtract their value from the $6.00 unit IPO price. As of December 29, 2005, the warrants for these 19 SPACs were trading in a range of $0.38 to $1.75, with an average trading price of $0.59 per warrant. Assigning this average warrant value to the two warrants per unit and subtracting that from the $6 per unit price, yields a residual value for one share of common stock of $4.82.

1 Unit SPACS with a $6.00/unit IPO price that priced, separated warrants, and did not announce an acquisition prior to 12/29/05

Name	WT Ticker	Trade Date	Warrant Price as of 12/29/05	Unit IPO Price	Amount in escrow	Share Price as of 12/29/05	Market price as % of escrow
Millstream II Acquisition Corp	MSMAW.OB	2/15/05	$0.88	$6.00	$5.16	$5.25	102%
Coastal Bancshares Acquisition Corp	CBASW.OB	2/18/05	0.45	6.00	5.16	5.11	99%
Aldabra Acquisition Corp	ALBAW.OB	2/24/05	0.48	6.00	5.33	5.30	99%
Ardent Acquisition Corp	AACQW.OB	3/24/05	0.51	6.00	5.20	5.21	100%
Terra Nova Acquisition Corp	TNVAW.OB	4/19/05	0.43	6.00	5.17	5.08	98%
KBL Healthcare Acquisition Corp II	KBLHW.OB	4/21/05	0.53	6.00	5.30	5.24	99%
Tac Acquisition Corp	TACAW.OB	6/28/05	0.41	6.00	5.50	5.39	98%
Courtside Acquisition Corp	CRB-WT	6/30/05	0.45	6.00	5.31	5.15	97%
Israel Technology Acquisition Corp	ISLTW.OB	7/14/05	0.45	6.00	5.20	5.02	97%
Fortress America Acquisition Corp	FAACW.OB	7/15/05	0.39	6.00	5.38	5.24	97%
Oakmont Acquisition Corp	OMACW.OB	7/18/05	0.44	6.00	5.39	5.23	97%
Chardan North China Acquisition Corp	CNCAW.OB	8/5/05	1.75	6.00	5.17	5.75	111%
Chardan South China Acquisition Corp	CSCAW.OB	8/5/05	1.47	6.00	5.17	5.55	107%
Stone Arcade Acquisition Corp	SCDEW.OB	8/16/05	0.44	6.00	5.54	5.32	96%
Ithaka Acquisition Corp	ITHKW.OB	8/17/05	0.42	6.00	5.30	5.07	96%
Ad.Venture Partners Inc	AVPAW.OB	8/26/05	0.38	6.00	5.60	5.33	95%
Coconut Palm Acquisition Corp	CNUTW.OB	9/9/05	0.50	6.00	5.43	5.22	96%
Federal Services Acquisition Corp	FDSAW.OB	10/19/05	0.46	6.00	5.58	5.34	96%
Cold Spring Capital Inc	CDS-WT	11/10/05	0.38	6.00	5.49	5.30	97%

		Mean	$0.59				99%
		Hi	$1.75				111%
		Low	$0.38				95%